ING Life Insurance and Annuity Company
and its
Variable Annuity Account C

AFT Choice Plus

Supplement dated February 15, 2011 to the Contract Prospectus
and Contract Prospectus Summary, each dated April 30, 2010, as amended

The following information updates and amends certain information contained in your variable annuity Contract Prospectus and Prospectus Summary. Please read it carefully and keep it with your current Contract Prospectus or Prospectus Summary for future reference.

ROTH 457(b) PLANS

If permitted under the governmental 457(b) plan for which the contract is issued, the contract may be used with Roth 457(b) retirement plans, pursuant to Tax Code section 402A, which allow after-tax contributions and provide for tax-free distributions, subject to certain conditions and restrictions. For contracts used with Roth 457(b) plans, we will set up one or more individual accounts to accept Roth after-tax salary contributions and the portion of any transfer or rollover attributable to such amounts.

Contributions. The total annual contributions (including pre-tax and Roth 457(b) after-tax salary reduction contributions) by you and your employer to a 457(b) plan cannot exceed, generally, the lesser of 100% of your compensation or $16,500 (as indexed for 2011). Generally, includible compensation means your compensation for the year from the employer sponsoring the plan, including deferrals to the employer's Tax Code 457(b), Roth 457(b), 403(b), Roth 403(b), and 125 cafeteria plans.

Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a Roth 457(b) plan of a governmental employer who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:

a) $5,500; or
b) The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Distributions. Under a Roth 457(b) plan, amounts may not be made available to you earlier than: (i) the calendar year you attain age 70½; (ii) when you experience a severance from employment with your employer; (iii) when you experience an unforeseeable emergency; or (iv) upon your death. A one-time in-service distribution may also be permitted if the total amount payable to the participant does not exceed $5,000 and no amounts have been deferred by the participant during the two-year period ending on the date of distribution.

A partial or full withdrawal of purchase payments made by salary reduction to a Roth 457(b) account and earnings credited on those purchase payments (or of in-plan rollover amounts and earnings credited on those amounts, as described in the "IN-PLAN ROTH ROLLOVER" section below) will be excludable from income if it is a qualified distribution. A "qualified distribution" from a Roth 457(b) account is defined as a distribution that meets the following requirements:

a) The distribution occurs after the five-taxable-year period measured from the earlier of:

   i) The first taxable year you made a designated Roth 457(b) contribution to any designated Roth 457(b) account established for you under the same applicable retirement plan as defined in Tax Code section 402A;
   ii) If a rollover contribution was made from a designated Roth 457(b) account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth 457(b) contribution to such previously established account; or

iii) The first taxable year in which you made an in-plan Roth rollover of vested non-Roth amounts otherwise eligible for distribution under the same plan; and

b) The distribution occurs after you attain age 59½, die (with payment being made to your beneficiary), or become disabled as defined in the Tax Code.

A distribution from a Roth 457(b) account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the contract (basis) and earnings on the contract.

Early Withdrawal Charges (Roth 457(b)). Any early withdrawal charge under your contract applicable to a withdrawal of amounts attributable to a lump-sum payment or an installment payment will apply in the same manner to a withdrawal of amounts attributable to the same type of contribution to a Roth 457(b) account. In the case of an early withdrawal charge for a participant installment account that is based upon the number of purchase payment periods ("payment periods") completed, the number of payment periods completed for the Roth 457(b) account will be determined independently from the number of payment periods completed for any other participant installment account of the participant, other than the following exception. When we first establish a Roth 457(b) account or any other participant installment account for a participant, we will credit the new participant installment account the same number of purchase payments or deposits as were made, if any, to the existing participant installment account with the greatest number of purchase payments or deposits. After the new participant installment account is established under this paragraph, the number of additional payment periods credited from that point forward to a participant installment account will be based solely on the number of subsequent purchase payments or deposits, if any, made to that particular participant installment account. This may result in a different number of payment periods completed for each participant installment account.

For example, if a Roth 457(b) installment account is established for a participant who at that time has made 23 installment payments to her pre-tax 457(b) employee installment account, when the participant's Roth 457(b) installment account is initially established we will credit it with the same number of installment payments as were made to the existing account (i.e., 23). Thereafter, any future payments the participant makes to her pre-tax account will be credited toward the number of payment periods completed for that account only, while any future payments the participant makes to her Roth 457(b) account will be credited toward the number of payment periods completed only for the Roth 457(b) account.

Loans. Unless specifically permitted by the terms of your plan and supported by your plan's administrator and record keeper, a loan is not available from your Roth 457(b) account. Absent such an exception, this means that although your Roth 457(b) account may be included in the calculation of the amount available for loan ("leinable"), the amount of your Roth 457(b) account may not be part of a loan ("loanable"). Accordingly, the amount available for a full or partial withdrawal from a Participant Roth Account will not be reduced by any outstanding loan balance. Further, in the event of a loan default, no amount of the outstanding loan balance will be deducted from your 457(b) Roth account.

IN-PLAN ROTH ROLLOVERS

Tax Code section 403(b) and governmental 457(b) plans may add a "qualified Roth contribution program," under which employees can forego the current exclusion from gross income for elective deferrals, in exchange for the future exclusion of the distribution of the deferrals and any earnings thereon. That is, participants may elect to make non-excludable contributions to "designated Roth accounts" (instead of making excludable contributions) - and to exclude from gross income (if certain conditions are met) distributions from these accounts (instead of having distributions included in gross income).

If permitted under the plan for which the contract is issued and provided the plan offers an applicable Roth account (either a Roth 403(b) or Roth 457(b) account), vested non-Roth amounts otherwise eligible for distribution may be rolled over into a corresponding Roth account within the same plan. The Tax Code provides that, generally, an in-plan rollover to a Roth account is taxable and includable in gross income in the year the rollover occurs, just as if the amount was distributed and not rolled into a qualified account. Amounts rolled-over into an in-plan Roth account cannot subsequently be converted back into a non-Roth account.

A partial or full withdrawal of in-plan Roth rollover amounts and earnings credited on those amounts (or of purchase payments made by salary reduction to a Roth 457(b) account and earnings credited on those purchase payments, as described in the "ROTH 457(b) PLANS – Distributions" section above) will be excludable from income if it is a qualified distribution. A "qualified distribution" is defined as a distribution that meets the following requirements:

a) The distribution occurs after the five-taxable-year period measured from the earlier of:

   i) The first taxable year you made a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code section 402A;
   ii) If a rollover contribution was made from a designated Roth account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account; or
   iii) The first taxable year in which you made an in-plan Roth rollover of vested non-Roth amounts otherwise eligible for distribution under the same plan; and

b) The distribution occurs after you attain age 59½, die (with payment being made to your beneficiary), or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the contract (basis) and earnings on the contract.

In-plan Roth rollovers are not subject to the 10% additional tax on early distributions under Code Section 72(t) that would normally apply to distributions from a 403(b) plan (or from a governmental 457(b) plan to the extent such amounts are attributable to rollovers from a 401(a), 401(k), 403(a) or 403(b) plan). However, a special recapture rule applies when a plan distributes any part of the in-plan Roth rollover within a five-taxable-year period, making the distribution subject to the 10% additional tax on early distributions under Code Section 72(t) unless an exception to this tax applies or the distribution is allocable to any nontaxable portion of the in-plan Roth rollover. The five-taxable-year period begins January 1 of the year of the in-plan Roth rollover and ends on the last day of the fifth year of the period. This special recapture rule does not apply when the participant rolls over the distribution to another designated Roth account or to a Roth IRA but does apply to a subsequent distribution from the rolled over account or Roth IRA within the five-taxable-year period.

The tax rules associated with Roth accounts and in-plan Roth rollovers can be complex and you should seek qualified legal and tax advice regarding your particular situation.

*Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) ING Life Insurance and Annuity Company. **Securities are distributed by ING Financial Advisers, LLC (member SIPC), One Orange Way, Windsor, CT 06095. Securities may also be distributed through other broker-dealers with which ING Financial Advisers, LLC has selling agreements.***